SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Reviews Financial Outlook

São Paulo, May 9, 2018 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil’s #1 airline, reviews its financial outlook for full year of 2018 and 2019.  Given the recent increase in oil prices and the currency depreciation, the Company has adjusted down its 2018 capacity growth estimates until the arrival of its 737 Max 8 aircraft that burn 15% less fuel than the 737 NG aircraft.

The Company’s guidance highlights key metrics which impact financial results and drive long-term shareholder value.  GOL provides forward-looking information that is focused on the main metrics the Company uses to measure business performance. These indicators are useful for analysts and investors who project GOL’s results.

Financial Outlook	2018E		2019E1
(Consolidated, IFRS)	Previous	Revised
Total fleet (average)	118	117	122 to 124
ASKs, System (% change)	1 to 3	1 to 2	5 to 10
- Domestic	0 to 3	0 to 2	1 to 3
- International	7 to 10	6 to 8	30 to 40
Seats, System (% change)	1 to 3	0 to 2	3 to 5
Departures, System (% change)	1 to 3	0 to 2	2 to 5
Average load factor (%)	79 to 80	79 to 80	79 to 81
Cargo and other revenues (R$ billion)	~ 1.6	~ 1.2[2]	~ 1.6[2]
Total net revenues (R$ billion)	~ 11	~ 11	~ 12
Non-fuel CASK (R$ cents)	~ 15	~ 14	~ 15
Fuel liters consumed (mm)	~ 1,400	~ 1,380	~ 1,440
Fuel price (R$ / liter)	~ 2.2	~ 2.5	~ 2.6
Aircraft rent (R$ mm)	~ 950	~ 960	~ 1,000
EBITDA margin (%)	~ 16	~ 16	~ 18
Operating (EBIT) margin (%)	~ 11	~ 11	~ 13
Net financial expense (R$ mm)	-	~ 650	~ 500
Effective income tax rate (%)	~ 0	~ 5	~ 0
Capital expenditures (R$ mm)	~ 600	~ 700	~ 600
Net Debt3 / EBITDA (x)	~ 3.0x	~ 2.8x	~ 2.5x
Fully-diluted shares outstanding (million)	347.7	348.4	348.4
Earnings per share – fully diluted[4](R$)	1.20 to 1.40	0.90 to 1.10	1.70 to 2.30
Fully-diluted ADS outstanding (million)	173.9	174.2	174.2
Earnings per ADS – fully diluted[4] (US$)	0.75 to 0.90	0.50 to 0.65	1.00 to 1.50

(1) 2019 do not consider IFRS 16; (2) 2018 and 2019 consider IFRS 15;  (3) Excluding perpetual bonds;  (4) After participation of minority interest in Smiles S.A..

The current guidance may be adjusted in order to incorporate the evolution of GOL’s operating and financial performance and any eventual changes to the Brazilian economy and GOL’s broader economic environment, including variations in such variables as GDP growth, interest rate, exchange rate, and WTI and Brent oil price trends.

1	GOL Linhas Aéreas Inteligentes S.A.

GOL Reviews Financial Outlook

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest airline group. GOL is Brazil's largest airline, carrying 33 million passengers annually on more than 700 daily flights to 65 destinations, 54 in Brazil and 11 in South America and the Caribbean, on a fleet of 120 Boeing 737 aircraft, with a further 120 Boeing 737 MAX on order. GOLLOG is a leading cargo transportation and logistics business serving more than 3,300 Brazilian municipalities and, through partners, 205 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 13 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 15,000 highly skilled aviation professionals delivering Brazil's top on-time performance, and an industry leading 17 year safety record. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information visit www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

Non-GAAP Measures

To be consistent with industry practice, we disclose so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, ”total liquidity”, "EBITDA" and EBITDAR”. Our management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of our operating performance and their comparison of our operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.